The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 APR 21 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

10th April, 2003.

Attn: Filing Desk - Stop 1-4



03022578

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 18th March 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 10th April 2003, announcing that, further to a News Release issued in July 2002, the Company's EMI Music Publishing division has acquired a further 30% stake in the Jobete song catalogue from Mr Berry Gordy, taking its shareholding to 80%.

Yours faithfully,

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.



Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 03/8

EMI GROUP plc
Acquisition of further 30% of Jobete

LONDON, 10 APRIL 2003 -- Further to an announcement last July, EMI Group today said that its EMI Music Publishing division has acquired a further 30% stake in the Jobete song catalogue, taking its shareholding to 80%.

Jobete is one of the world's premier music publishing catalogues. It contains over 15,000 classic Motown standards such as *I Heard it Through the Grapevine*, *My Girl*, *I Just Called to Say I Love You* and *I'll Be There*.

EMI has purchased its additional stake from Mr Berry Gordy, the founder of Jobete, for a total of $109.3 million and is funding the acquisition with the proceeds from the sale of its final 14.5% stake in HMV in November 2002.

Mr Gordy had originally informed EMI last year that he wished to exercise his option to sell his remaining 50% stake. However he subsequently expressed his desire to retain an interest in Jobete and the two parties were able to reach a revised and mutually beneficial agreement.

Under the new agreement, EMI has granted Mr Gordy a put option on the remaining 20% of the business, which he may exercise in either April 2004 or April 2005. In the event that Mr Gordy does not wish to exercise his put option, EMI has been granted a call option which is exercisable in October 2005. A price range of $75.1 million to $86.3 million will apply to either of these options.

After several decades, the Jobete catalogue continues to be highly relevant today. Jobete songs were recently featured in an episode of the US television series *American Idol*. In February, *Standing in The Shadows of Motown,* recorded by various Jobete artists, earned a Grammy for Best Compilation Soundtrack Album For a Motion Picture, Television or Other Visual Media.

Mr Gordy and EMI Music Publishing are also pleased to announce plans for the development of a new Motown-based Broadway musical featuring songs from the Jobete catalogue. Berry Gordy will personally produce the musical.

Gordy said: "I am thrilled to still be a part of Jobete, and to continue my relationship with my friend Marty Bandier and the EMI team. It continues to be a good fit. Future creative opportunities such as the Motown-based musical are of great personal importance, so retaining an interest in the catalogue is truly exciting."

Martin Bandier, chairman and CEO of EMI Music Publishing, said: "I am delighted that Berry Gordy will continue to be directly involved with the Jobete catalogue. This is another career highlight. As the founder of Motown, his continued involvement with the catalogue and EMI assures the longevity of one of the world's greatest catalogues, and it means that we will be able to work together again in the future. I look forward to developing exciting new uses of the Jobete catalogue."

Eric Nicoli, chairman of EMI Group, said: "This new agreement is part of our strategy to redeploy our assets from non-core activites - in this case music retail - into core music businesses such as this highly valuable and sought-after catalogue."

Enquiries:

Amanda Conroy	Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations	+44 20 7667 3234